MTR Corporation Limited

MTR Tower, Telford Plaza

33 Wai Yip Street

Kowloon Bay, Hong Kong

March 6, 2006

Via Facsimile and EDGAR

Ms. Linda Cvrkel

Branch Chief

Mail Stop 0305

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

RE:	MTR Corporation Limited

Annual Report on Form 20-F for the fiscal year ended December 31, 2004

Filed June 17, 2005, File No. 333-13904

Dear Ms. Cvrkel:

We are writing in response to the Staff’s comment letter dated January 24, 2006, relating to the Annual Report on Form 20-F of MTR Corporation Limited (the “Company”) for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. In addition, we are submitting on paper as Appendix A to this letter a copy of the relevant pages of the 2004 Form 20-F, marked to show revised disclosure (the “Proposed Disclosure”) that we have prepared in response to the comments indicated below. We plan to include the Proposed Disclosure in our Annual Report on Form 20-F for the fiscal year ending December 31, 2005 (the “2005 Form 20-F”) in response to the Staff’s comments. The Proposed Disclosure has been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated, and will be updated in the 2005 Form 20-F to reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2005 Form 20-F. We do not propose to amend the 2004 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The Company’s responses to the comments are as follows.

Ms. Linda Cvrkel

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 8. Financial Information

Notes to the Consolidated Financial Statements

(G) Depreciation, page F-10

(D) Depreciation of Certain Fixed Assets, Page F-72

1.	We have reviewed your response to our prior comment number 1, and we note that you continue to believe that the use of estimated useful lives of 80 to 100 years is appropriate for tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and station building structures. However, we have recently become aware of the release of HK Interpretation 4 in May of 2005. Under the guidance of HK Interpretation 4, it appears that lessees of Hong Kong land cannot assume that the lease term of a Hong Kong land lease will be extended upon expiry when the HKSAR Government retains the sole discretion as to whether to renew a land lease or not. Furthermore, it appears that under HK Interpretation 4, the general intention to renew property leases expressed by the HKSAR Government is not sufficient grounds for a lessee to assume that a Hong Kong land lease will be renewed upon expiry. As all of the land upon which your tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and station building structures have been constructed is leased from the HKSAR Government, it appears that the adoption of HK Interpretation 4 may impact the period over which those fixed assets may be depreciated. As such, please explain the impact that the release of HK Interpretation 4 is expected to have upon your company’s depreciation policy under HK GAAP and U.S. GAAP. In your response please provide information including, but not limited to:

•	When your company intends to adopt the guidance that is outlined in HK Interpretation 4.

•	How the adoption of HK Interpretation 4 will affect the depreciable lives assigned to tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under HK GAAP, specifically citing any changes to the depreciable lives of any of the aforementioned asset types.

Ms. Linda Cvrkel

•	The impact, if any, that the adoption of HK Interpretation 4 is expected to have on your determination of the estimated depreciable lives of tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under U.S. GAAP. In this regard, your response should include a detailed analysis of any changes to the depreciable lives of the aforementioned asset types and cite the basis for your U.S. GAAP conclusions.

•	Whether the guidance provided in HK Interpretation 4 will be applied prospectively or retroactively under HK GAAP, and why such application is deemed to be appropriate.

•	To the extent that adoption of HK Interpretation 4 impacts the depreciable lives assigned to tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under U.S. GAAP, tell us whether you intend to apply the new asset lives retrospectively or prospectively for depreciation purposes and tell us the basis for your conclusion.

We may have further comment upon receipt of your response.

The Staff’s comment is noted, and the Company respectfully advises the Staff that the Company is of the view that the Company’s determination of estimated useful lives for its tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures and station building structures (the “Rails Assets”) is appropriate under both Hong Kong GAAP and U.S. GAAP. The Company’s independent registered public accounting firm supports this view. This determination is based on the facts laid out in the previous response letters to the Staff’s comments, as well as with consideration to the guidance of Hong Kong Interpretation 4, “Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases” (“HK Interpretation 4”), as explained in more detail below.

Legal Mechanism for Extension of Land Leases

A legal mechanism exists for the extension of the Company’s current franchise and the related land leases under a set of provisions that are specific and unique to the Company’s railway land. These provisions are contained in three sources, namely: (i) the Mass Transit Railway Ordinance (Cap.556 of the Laws of Hong Kong) (the “Ordinance”); (ii) the Operating Agreement made between the Government of the Hong Kong Special Administrative Region (the “Government”) and the Company on June 30, 2000 (which is, effectively, our franchise document) (the “Operating Agreement”); and (iii) a letter from the Government to us dated July 14, 2000 which was publicly released at the time of the Company’s privatization (the “Land Comfort Letter”).

Ms. Linda Cvrkel

Under section 5 of the Ordinance, the Company may apply for an extension of the franchise. The Secretary for Environmental, Transport and Works (the “Secretary”) is statutorily obliged to make a recommendation to the Chief Executive in Council (which refers to the Chief Executive of Hong Kong acting after consultation with the Executive Council of Hong Kong) regarding the extension of the franchise and, in doing so, must have regard to the provisions of the Operating Agreement.

Furthermore, under clause 2.2.4 of the Operating Agreement, the Secretary must make a positive recommendation that the franchise will be extended if:

(i)	a project agreement has been signed in relation to a major new railway project with an estimated capital cost of at least HK$10 billion; or

(ii)	the Company’s Board of Directors has approved certain major capital works (e.g., upgrading/replacement of equipment) with a total estimated capital cost of at least HK$10 billion (“Major Capital Works”) and the Secretary has notified the Company that the capital works qualify as Major Capital Works; or

(iii)	the Company has incurred qualified capital expenditure of at least HK$10 billion in relation to the franchise in the preceding 10 years.

In addition, the Operating Agreement provides that any extension of the franchise will run for a further period of 50 years (i.e., on a rolling 50 year basis), and that no payment is required from the Company in relation to the extended franchise and that the terms of the franchise will not be altered. The Operating Agreement also provides that upon extension of the franchise and subject to the Government’s prevailing land policy on the date on which the franchise is extended, certain consequential amendments will be made to agreements between the Government and the Company in relation to the mass transit railway, including the renewal of various railway running line leases and land leases. The purpose of this provision is to ensure the Company has access to the land necessary to operate its railway franchise – that is, to ensure that the Company’s land interests are coterminous with its railway franchise. The Government further confirmed in the Land Comfort Letter that should the railway franchise be extended, the Government will amend the terms of the running lines leases granted to the Company to make them coterminous with the extended franchise period.

The Company notes that based on its past capital expenditure trend and long-term capital expenditure forecast, the capital expenditure thresholds required under the legal mechanisms described above in order for the Company’s franchise and related land leases to be extended will continuously be met.

Ms. Linda Cvrkel

Under the guidance of Hong Kong Interpretation 4: (i) renewal of a lease for purposes of determining the length of a lease for depreciation purposes may be assumed if the lessee has a renewal option and it is reasonably certain at the inception of the lease that the lessee will exercise the option; and (ii) lessees of land in Hong Kong may not assume that the lease term of a Hong Kong land lease will be extended upon expiry solely on the basis of a statement of general intention to renew property leases expressed by the Government. As explained above, the Company’s view that the leases for its railway land will be extended is not based on the general intention to renew property leases expressed by the Government. Rather, the Company has specified legal rights and discretion to renew its current franchise and thereby the related land leases under the legal mechanisms described above.

U.S. GAAP

Under U.S. GAAP, we understand that assets should be depreciated over the shorter of the estimated useful lives or the land lease terms, as confirmed by the SEC’s Office of the Chief Accountant’s letter to the American Institute of Certified Public Accountants, dated February 7, 2005. As defined in paragraph 5(f) of Statement of Financial Accounting Standards (“FAS”) No. 13, the lease term is the fixed non-cancelable term of the lease plus: (i) all periods, if any, covered by bargain renewal options; and (ii) all periods, if any, for which failure to renew the lease would impose a penalty (as defined in paragraph 5(o)) on the lessee in such amount that a renewal appears, at the inception of the lease, to be reasonably assured.

Under paragraph 5(e) of FAS No. 13, a bargain renewal option is a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable so that exercise of the option appears, at the inception of the lease, to be reasonably assured. As mentioned above, the Ordinance and the Operating Agreement contain a legal mechanism which allows us to renew the franchise at no additional premium and the land leases at a nominal premium. Therefore, the renewals of the franchise and land leases are reasonably assured as they are substantially within the control of the Company and the lease terms should not be restricted to 50 years. Consequently, under U.S. GAAP, the determination of estimated useful lives of the Company’s leased land assets is not limited by the initial land lease terms.

As the lease term, as determined by applying paragraph 5 of FAS 13, was not less than the estimated useful lives of our Rails Assets, the cost of these assets are being depreciated over their respective estimated useful lives.

Ms. Linda Cvrkel

The Staff’s Specific Comments

With respect to the Staff’s specific comments raised in the bullet points of its comment, we provide our response as follows:

•	The Company has adopted the guidance outlined in HK Interpretation 4 from the beginning of its financial year ended on December 31, 2005 onwards under Hong Kong GAAP.

•	As stated above, the adoption of HK Interpretation 4 does not affect the depreciable lives assigned to the Company’s Rails Assets under Hong Kong GAAP.

•	There is no impact of Hong Kong Interpretation 4 on the depreciable lives of the Rails Assets under U.S. GAAP, which will continue to be based on the shorter of the Rails Assets estimated useful lives or the land lease terms after consideration of extensions thereof pursuant to the legal mechanisms described above.

•	We wish to inform the Staff that HK Interpretation 4 provides that the guidance may either be applied retroactively as a change of accounting policies or prospectively over the remaining lease terms in accordance with Hong Kong Accounting Standard 17 – Leases. The Company has adopted HK Interpretation 4 retrospectively. However, as discussed above, such adoption has no impact on the Company’s determination of the estimated useful lives of its Rails Assets.

•	As stated above, there is no impact of Hong Kong Interpretation 4 on the depreciable lives of the Rails Assets under U.S. GAAP.

2.	Furthermore, please provide the following information so that the staff can better understand the factors that resulted in the release of HK Interpretation 4 and how the interpretation is to be applied to leases that provide the option of renewal in the future:

•	A description of any significant changes in land policies implemented by the HKSAR Government subsequent to its establishment in July 1997, and whether such policy changes effected your lease agreements or how the terms of your agreements are interpreted or applied.

Ms. Linda Cvrkel

•	An explanation of the land policy changes or other matters that precipitated the issuance of HK Interpretation 4 approximately eight years after the establishment of the HKSAR Government.

•	Whether a signed contract with the HKSAR Government is required under the guidance of HK Interpretation 4 in order to assume that a land lease will be renewed.

The Company wishes to advise the Staff that virtually all land in Hong Kong is leased or otherwise held from the Government. Prior to the date of entry into the Sino-British Joint Declaration on December 19, 1984 (the “Joint Declaration”), leases were for terms of 75, 99 or 999 years, which terms were subsequently standardized in the urban areas of Hong Kong Island and Kowloon to a term of 75 years, renewable at a re-assessed annual rent under the provisions of the old Crown Leases Ordinance. Leases for land in the New Territories and New Kowloon were normally sold for the residue of a term of 99 years less three days from July 1, 1898.

From December 19, 1984 (the date of entry into the Joint Declaration) to June 30, 1997, the policy with regard to land grants and leases accorded with the provisions of the Joint Declaration. Normal land grants throughout the whole of the territory of Hong Kong were made for terms expiring not later than June 30, 2047. The land was granted at a premium and a nominal rent until June 30, 1997, after which date an annual rent equivalent to 3% of ratable value of the property was charged. Under the provisions of the Joint Declaration, leases expiring before June 30, 1997, with the exception of short term tenancies and leases for special purposes, were eligible for extension to 2047.

Upon its establishment on July 1, 1997, the Government declared its current land policy. Under this policy, the Government has indicated that it will renew the most common types of leases without payment of an additional premium, provided the lessee does not change the intended use of the property and the property is not required for a public purpose. In the case of special purpose leases (broadly defined as leases containing a total prohibition against assignment), upon their expiry, and provided that the land is being used for the specified purposes and is not required for a public purpose, leases may be extended for a term of 50 years upon their expiration without payment of a premium but subject to the payment of an annual rent of 3% ratable value as in the case of a new lease. However, the Government retains the sole discretion not to grant renewal. The details of the current land policy of the Government can be found on the Government’s website at www.landsd.gov.hk/en/service/landpolicy.htm.

Ms. Linda Cvrkel

The Company understands that the issuance of HK Interpretation 4 was not caused by any changes in the Government’s land policy, but rather as a result of developments in the accounting standards in Hong Kong. The Company also understands that the primary purpose of the introduction of HK Interpretation 4 was to provide clarity after certain developments in accounting standards described below with respect to the amortization requirements under Hong Kong GAAP pertaining to Hong Kong land leases expiring in 2047 which do not contain specific renewal arrangements (primarily leases pertaining to land in the New Territories of the Hong Kong Special Administrative Region). The Company’s independent registered public accounting firm supports this view.

Under Hong Kong Statement of Standard Accounting Practice (“SSAP”) 14, “Leases”, the previous accounting standard applicable to leases in Hong Kong, the lease premium was generally required to be amortized over the lease term. However, in respect of leasehold interests in land granted by the Government, SSAP 14 explicitly stated that such leasehold was accounted for in accordance with SSAP 17, “Property, plant and equipment”, since the holder normally receives all the risks and rewards incident to ownership. Accordingly, the determinations of useful lives in respect of properties situated on the lands from the Government were not limited by the land lease period.

In converging Hong Kong GAAP with International Financial Reporting Standards (“IFRS”), the Hong Kong Institute of Certified Public Accountants (“HKICPA”) issued Hong Kong Accounting Standard (“HKAS”) 16, “Property, plant and equipment”, and HKAS 17, “Leases”, which became effective on January 1, 2005, and adopted verbatim the text from the equivalent IFRS standards. Since these standards no longer contain exemptive provisions in respect of land leased from the Government, there was a grey area of interpretation and application of the accounting principle relating to the amortization requirements of Hong Kong land leases to land leases granted by the Government. Accordingly, HKICPA issued HK Interpretation 4 to remove any doubt as to whether it intended HKAS 17 to be strictly applied to land leases in Hong Kong.

Under HKAS 17, the lease term of Hong Kong land leases are to be determined by reference to the legal form and status of the leases as well as the definition of the lease term in HKAS 17. The renewal of a lease term for purposes of determining the length of a lease for depreciation purposes may be assumed only if the lessee has a renewal option and it is reasonably certain at the inception of the lease that the lessee will exercise the option. HK Interpretation 4 does not require a signed contract with the Government on the renewal option. However, a general intention to extend lease terms, as expressed by the Government, is not sufficient ground to assume extension of the lease.

Ms. Linda Cvrkel

Q Reconciliation of Net Income to U.S. GAAP, page F-76

3.	We have reviewed your response to our prior comment number 9, but we do not believe that you have fully addressed the concerns raised in our prior comment. In Footnote 47(Q), please quantify the amounts of the adjustments made to your company’s 2003 and 2004 income tax expense that resulted from deferred income taxes that were previously recorded under U.S. GAAP, but were subsequently reversed as a result of the treatment of the sharing-in-kind profits from the Two International Finance Centre and from the retail center at Union Square as non-taxable capital gains, as opposed to taxable ordinary income, under Hong Kong tax laws. In addition, please tell us and disclose why the reconciling items related to your 2004 net income resulted in a reduction to the 2004 income recognized under U.S. GAAP, but not a reduction to the 2004 income tax expense recognized under U.S. GAAP.

The Staff’s comment is noted. We will revise the footnote disclosure to Note 47Q, as illustrated on page F-76 of Appendix A, in response to the Staff’s comment in our future filings.

With respect to the Staff’s question as to why our reconciling items related to our 2004 net income resulted in a reduction to the 2004 income recognized under U.S. GAAP, but not to a reduction to the 2004 income tax expense recognized under U.S. GAAP, we wish to advise the Staff that this was due to: (i) there being no tax effect under the reconciling items related to profits recognized from sharing in kind projects, which have no future tax consequences under Hong Kong tax laws and therefore no income tax expense was recorded for such income; and (ii) certain adjustments relating to the sharing-in-kind projects, as described below and in the revised footnote disclosure to Note 47Q as illustrated on page F-76 of Appendix A.

Ms. Linda Cvrkel

As discussed in our previous response letters to the Staff’s comments, for the years ended December 31, 2002, 2003 and 2004, the reconciliation of net income under HK GAAP to U.S. GAAP was primarily affected by the difference in recognition of revenue and profits for projects under development as described in Note 47A. This impacted both the “Revenue recognition on property developments” and “Tax effect of above adjustments” line items in our U.S. GAAP reconciliation in Note 47Q. In 2003, when Two International Finance Centre was completed, the profits from this sharing in kind project were treated as a non-taxable capital gain rather than taxable ordinary income under Hong Kong tax laws. As a consequence, the deferred tax liability relating to such profits previously recorded under U.S. GAAP was reversed and an adjustment of HK$525 million to the provision for income tax for the year ended December 31, 2003 was made, which substantially accounts for the adjustments in the “Revenue recognition on property developments” and “Tax effect of the above adjustments” line items for that year. During the preparation of the 2004 20-F, we discovered that such adjustment had resulted in an over-reversal of deferred tax liabilities with respect to such project of HK$105 million in the U.S. GAAP reconciliation for the year ended December 31, 2003, as the amount of the above adjustment had been calculated based on the profit recognized under Hong Kong GAAP in 2003, rather than the cumulative profit recognized under the percentage-of-completion method under U.S. GAAP, and an adjustment was made in that amount in the U.S. GAAP reconciliation for the year ended December 31, 2004.

47 Summary of Differences Between Hong Kong and United States GAAP

S Statement of Cash Flows, page F-77

4.	We have reviewed your response to our prior comment number 10. However, we do not agree with your conclusion that only the net cash proceeds from your lease out/lease back transaction should be reported in the cash flow statement presented under U.S. GAAP. We note that you have made reference to paragraph 12 of SFAS No. 95 as your basis for netting the cash inflows and outflows from your lease out/lease back transaction. However, paragraphs 13 and 13A of SFAS No. 95 provide specific examples of when cash flows qualify for net reporting, and those examples do not appear comparable to your lease out/lease back transaction. As such, please revise your reconciliation of the statement of cash flows from Hong Kong GAAP to U.S. GAAP to reflect the gross cash inflows and outflows from your lease out/lease back transaction in accordance with paragraph 11 of SFAS No. 95.

Ms. Linda Cvrkel

We respectfully advise the Staff that, as explained in our response letter dated September 22, 2005 to the initial comment letter, the purpose of the cross-border lease out/ lease back transaction (the “Lease Transaction”) entered into in 2003 was to avail us of a customary form of financing for tangible assets upon terms that the Company deems favourable. Under the Lease Transaction, the Company has leased the assets to institutional investors in the United States (the “Investors”) which enables the Investors to claim certain benefits of ownership of the assets for tax purposes in the United States. The net cash consideration received is effectively consideration for the tax benefits. Unlike a “traditional” sales and leaseback transaction for which cash inflow is received at inception with outflow made over a period of time, an amount of HK$3,533 million was simultaneously placed into an account with a third party intermediary on a non-recourse basis upon the receipt of the gross sales proceed of HK$3,688 million under the Lease Transaction. Throughout the arrangement, the Company only retained and physically controlled the net cash amount of HK$141 million after deducting transaction expenses of HK$14 million. The Company believes that while paragraphs 13 and 13A of SFAS No. 95 provide illustrative examples when cash flows qualify for net reporting, those examples are not meant to be exhaustive. We also note that AICPA Technical Practice section 1300 provides other examples of net presentation in cash flows which are not listed in paragraphs 13 and 13A of SFAS No. 95. Because the cash inflows and outflows, which we consider to be investing in nature as it relates to the sales and purchases of productive assets, occurred simultaneously, the Company believes only the net cash inflow should be reported in our statement of cash flows as to present gross amounts erroneously implies that the Company had access to a greater amount of cash proceeds from the transaction.

In addition, even if the cash flows from the Lease Transactions are reported on a gross basis, they would both be reported as cash flows of investing activities. Historically, the Company has reported statement of cash flow information in accordance with U.S. GAAP by operating, investing, and financing subtotal amounts only, and has not reported individual components of such subtotals. Therefore, the Company’s presentation of cash flow in accordance with U.S. GAAP is not impacted by the gross presentation of items within each subtotal.

Based on the foregoing, the Company respectfully submits that the presentation of cash flows on a net basis is appropriate and should be reported under cash flows from investing activities. We wish to inform the Staff that as the net receipt of HK$141 million had been previously included in cash flows from financing activities in the 2003 Form 20-F, a revised statement of reconciliation of cash flows to U.S GAAP is enclosed on page F-78 of Appendix A. We will revise our future filings to include such statement. In addition, we will revise Note 47S in our future filings, as illustrated on page F-77 of Appendix A.

*            *            *

Ms. Linda Cvrkel

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jimmy C.C. Lau (General Manager – Financial Control & Treasury), by telephone at +852-2993-2403 or facsimile at +852-2993-7740, or the undersigned by telephone at +852-2993-2400 or facsimile at +852-2993-7770.

Sincerely,

/s/ Lincoln K.K. Leong
Lincoln K.K. Leong Finance Director

cc:	Jeffrey Sears

(Securities and Exchange Commission)

C. K. Chow

(MTR Corporation Limited)

Andrew Weir

David Kong

(KPMG)

William Y. Chua

John D. Young, Jr.

(Sullivan & Cromwell LLP)